SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULE 13d-1 AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                                  eGlobe, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   301601 10 0
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                                  CUSIP Number


                                Francis L. Young
                                  eGlobe, Inc.
                           1140 Connecticut Avenue, NW
                                    Suite 801
                             Washington, D.C. 20036
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 20, 2001
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             (Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box: [ ]

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Arnold Gumowitz
              421 Seventh Avenue
              New York, New York 10001
              SS# ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.               (a)  [   ]
              N/A                                                    (b)  [   ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [   ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
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                                        7        SOLE VOTING POWER
           NUMBER OF SHARES                           1,677,978
             BENEFICIALLY               ---------------------------------------
               OWNED BY                 8        SHARED VOTING POWER
                 EACH                                 0
               REPORTING                ---------------------------------------
                PERSON                  9        SOLE DISPOSITIVE POWER
                 WITH                                 1,677,978
                                        ---------------------------------------
                                        10       SHARED DISPOSITIVE POWER
                                                      0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,677,978
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [   ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.02 %
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14   TYPE OF REPORTING PERSON*
                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        2
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             This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on April 5, 2000 (as amended by Amendment No.1 to Schedule 13D filed on February 27, 2001, the "Original Schedule 13D") by Arnold Gumowitz, an individual, relating to Common Stock, par value $.001 per share, of eGlobe, Inc., a Delaware corporation. Capitalized terms used herein and not defined have the meaning set forth in the Original Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

         Item 5 of the Original Schedule 13D is hereby amended by deleting Items 5(a) and 5(b) in their entirety and replacing them with the following:

           (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 1,677,978 shares of Common Stock, which represents approximately 8.02% of the shares of Common Stock.

           (b) The number of shares of Common Stock as to which the Reporting Person has

              (i)   sole power to vote or direct the vote is         1,677,978
              (ii)  shared power to vote and direct the vote is              0
              (iii) sole power to dispose or direct the
                      disposition is                                 1,677,978
              (iv)  shared power to dispose or direct the
                      disposition is                                         0.

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                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 15, 2001


                                             /s/ Arnold Gumowitz
                                             Arnold Gumowitz


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